                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No.6)*


                    Superior Consultant Holdings Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   868146101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Susan M. Synor
                    Superior Consultant Holdings Corporation
                            17570 West 12 Mile Road
                           Southfield, Michigan 48076
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 16, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 868146101               13D                        PAGE  2 OF 14 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Ronald V. Aprahamian
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
    See Item 2 below                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    SC, PF See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    728,195
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    3,000
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    728,195
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     731,195
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 868146101               13D                        PAGE  3 OF 14 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Richard D. Helppie, Jr.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
    See Item 2 below                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,426,109
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,426,109
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,426,109
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 868146101               13D                        PAGE  4 OF 14 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    George S. Huntzinger
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
    See Item 2 below                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    SC, PF See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    255,320
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    4,500
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    255,320
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,500
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     259,820
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 868146101               13D                        PAGE  5 OF 14 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Charles O. Bracken
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
    See Item 2 below                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    SC, PF See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    460,148
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    460,148
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     460,148
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 868146101               13D                        PAGE  6 OF 14 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Steven H. Smith
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
    See Item 2 below                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    SC, PF See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    294,885
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    294,885
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     294,885
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 868146101               13D                        PAGE 7  OF 14 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Richard P. Saslow
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
    See Item 2 below                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    SC, PF See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    75,305
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    75,305
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     75,305
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .68%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 868146101               13D                        PAGE  8 OF 14 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Satish K. Tyagi
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
    See Item 2 below                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    SC, PF See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    India
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    13,900
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    13,900
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .13%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 868146101               13D                        PAGE  9 OF 14 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Richard R. Sorensen
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
    See Item 2 below                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF See Item 3 below
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    20,400
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    5,000
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    20,400
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    5,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .23%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

-------------------------------------           --------------------------------
CUSIP No.  868146101                                       Page 10 of 14 Pages
-------------------------------------           --------------------------------

         The undersigned hereby amend their Schedule 13D filed November 13, 2000, as amended by the Amendment No. 1 filed November 29, 2000, the Amendment No. 2 filed December 11, 2000, the Amendment No. 3 filed March 5, 2001, the Amendment No. 4 filed May 14, 2001, and the Amendment No. 5 filed May 21, 2001 (collectively, the "Schedule 13D"), relating to the Common Stock of Superior Consultant Holdings Corporation. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. The purpose of this Amendment No. 6 is to report that Richard R. Sorensen, Chief Financial Officer of the Issuer, has adopted a non-discretionary purchase plan with the same broker/dealer as Helppie, Aprahamian, Huntzinger, Bracken, Smith, Saslow and Tyagi, to report an increase in the shares of Common Stock beneficially owned by the Reporting Persons and to describe the transactions in Common Stock effected by the Reporting Persons since the filing of Amendment No. 5.

ITEM 2 - IDENTITY AND BACKGROUND

Item 2 is supplemented as follows:

The principal business address for Richard R. Sorensen ("Sorensen," and, collectively with Helppie, Aprahamian, Huntzinger, Bracken, Smith, Saslow, and Tyagi, the "Reporting Persons") is c/o Superior Consultant Holdings Corporation, 17570 West 12 Mile Road, Southfield, Michigan 48076. Sorensen is principally employed as the Chief Financial Officer of the Issuer. Sorensen is a citizen of the United States.

Sorensen has not, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Sorensen is filing this Schedule 13D jointly with the other Reporting Persons because the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), because they have agreed, among themselves, to purchase additional shares of Common Stock from time to time in open market transactions. None of the Reporting Persons, however, has any agreement, arrangement or understanding to act together with respect to the voting and/or disposition of any shares that any of them now beneficially own or may hereafter acquire.

Item 2 is also supplemented to indicate that Smith is no longer employed as Executive Vice President of the Issuer. Smith's principal business address is currently Summit Group Holdings LLC, 575 East Big Beaver Road, Suite 300, Troy, Michigan 48083, where he is employed as President.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is supplemented as follows:

All shares beneficially owned by Sorensen were purchased with Sorensen's personal funds.

-------------------------------------           --------------------------------
CUSIP No.  868146101                                       Page 11 of 14 Pages
-------------------------------------           --------------------------------

ITEM 4 - PURPOSE OF TRANSACTION

Item 4 is amended and supplemented as follows:

On November 16, 2001, Sorensen entered into a purchase plan pursuant to Rule 10b5-1(c) promulgated by the Securities and Exchange Commission under the 1934 Act, under which he granted a single broker-dealer the sole discretion, subject to certain limitations, to make purchases of Common Stock from time to time for his account. The other Reporting Persons have previously adopted similar Purchase Plans with the same broker-dealer. The broker-dealer has agreed to allocate any shares purchased pursuant to the Purchase Plans among the Reporting Persons' individual accounts in the aggregate based upon the following approximate percentage allocation until any Reporting Person shall have purchased the aggregate maximum amount of shares of Common Stock designated in the Purchase Plan, as may be amended from time to time: Aprahamian (35.0%), Helppie (35.0%), Huntzinger (7.0%), Bracken (3.5%), Smith (13.5%), Saslow (1.5%), Tyagi (3.0%) and Sorensen (1.5%).

ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

Item 5 is supplemented as follows:

(a) As of November 13, 2001, there were 11,078,165 shares of Common Stock issued and outstanding. Based on such information, as of the date hereof, after taking into account the transactions described in Item 5(c) below, the Reporting Persons beneficially own in the aggregate 5,286,762 shares of Common Stock which represents approximately 47.7% of the outstanding shares of Common Stock. Individually, each of the Reporting Persons beneficially owns the following shares: (i) Aprahamian beneficially owns 731,195 shares, which represent 6.6% of the outstanding shares of Common Stock; (ii) Helppie beneficially owns 3,426,109 shares, which represent 31.0% of the outstanding shares of Common Stock; (iii) Huntzinger beneficially owns 259,820 shares, which represent 2.3% of the outstanding shares of Common Stock; (iv) Bracken beneficially owns 460,148 shares, which represent 4.2% of the outstanding shares of Common Stock; (v) Smith beneficially owns 294,885 shares, which represent 2.7% of the outstanding shares of Common Stock; (vi) Saslow beneficially owns 75,305 shares, which represents 0.68% of the outstanding shares of Common Stock; (vii) Sorensen beneficially owns 25,400 shares which represents 0.23% of the outstanding shares of Common Stock; and (viii) Tyagi beneficially owns 13,900 shares, which represents 0.13% of the outstanding shares of Common Stock. The number of shares beneficially owned by the Reporting Persons includes shares issuable upon exercise of options currently exercisable or exercisable within 60 days from the date hereof as follows: Aprahamian - 20,000 shares; Helppie - 45,000 shares; Huntzinger - 7,500 shares; Bracken - 120,000 shares; Saslow - 70,000 shares; Tyagi - 4,000 shares; and Sorensen - 20,400 shares.

(b) Mr. Sorensen possesses sole voting power and sole dispositive power with respect to 20,400 of his shares and shares voting power and dispositive power with respect to 5,000 shares with Rebecca Sorensen, his wife. Ms. Sorensen's residential address is 195 Strathmore, Bloomfield, MI 48304 and she is employed as Senior Vice President of Investments with UBS PaineWebber, 39533 Woodward Avenue, Suite 325, Bloomfield Hills, Michigan 48304. Ms. Sorensen has

-------------------------------------           --------------------------------
CUSIP No.  868146101                                       Page 12 of 14 Pages
-------------------------------------           --------------------------------

not, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Sorensen is a citizen of the United States.


(c) In the sixty days prior to the date of this Amendment No. 6, the following transactions by Reporting Persons occurred:

     ---------------------------------------------------------------------------------------------------------
       Reporting Person    Transaction Date    No. of Shares    Price per Share      Type of Transaction
     ---------------------------------------------------------------------------------------------------------
     Aprahamian             9/19/01                3,500         $4.0200             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/20/01                7,000         $3.8888             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/24/01                3,500         $3.4685             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/25/01                1,050         $  3.50             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/26/01                4,025         $3.4739             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/27/01                1,750         $3.7500             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/28/01                  350         $3.9000             Open market
     ---------------------------------------------------------------------------------------------------------
                            10/26/01                 610         $4.4500             Open market
     ---------------------------------------------------------------------------------------------------------
                            10/29/01               1,275         $4.4910             Open market
     ---------------------------------------------------------------------------------------------------------
     Helppie                9/19/01                3,500         $4.0200             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/20/01                7,000         $3.8888             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/24/01                3,500         $3.4685             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/25/01                1,050         $  3.50             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/26/01                4,025         $3.4739             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/27/01                1,750         $3.7500             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/28/01                  350         $3.9000             Open market
     ---------------------------------------------------------------------------------------------------------
                            10/26/01                 610         $4.4500             Open market
     ---------------------------------------------------------------------------------------------------------
                            10/29/01               1,275         $4.4910             Open market
     ---------------------------------------------------------------------------------------------------------
     Huntzinger             9/19/01                  650         $4.0200             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/20/01                1,300         $3.8888             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/24/01                  650         $3.4685             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/25/01                  200         $  3.50             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/26/01                  750         $3.4739             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/27/01                  325         $3.7500             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/28/01                   65         $3.9000             Open market
     ---------------------------------------------------------------------------------------------------------
                            10/26/01                 115         $4.4500             Open market
     ---------------------------------------------------------------------------------------------------------
                            10/29/01                 240         $4.4910             Open market
     ---------------------------------------------------------------------------------------------------------
     Bracken                9/19/01                  350         $4.0200             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/20/01                  700         $3.8888             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/24/01                  350         $3.4685             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/25/01                  100         $  3.50             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/26/01                  400         $3.4739             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/27/01                  175         $3.7500             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/28/01                   35         $3.9000             Open market
     ---------------------------------------------------------------------------------------------------------
                            10/26/01                  60         $4.4500             Open market
     ---------------------------------------------------------------------------------------------------------


-------------------------------------           --------------------------------
CUSIP No.  868146101                                       Page 13 of 14 Pages
-------------------------------------           --------------------------------

     ---------------------------------------------------------------------------------------------------------
                            10/29/01                 125         $4.4910             Open market
     ---------------------------------------------------------------------------------------------------------
     Smith                  9/19/01                1,300         $4.0200             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/20/01                2,600         $3.8888             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/24/01                1,300         $3.4685             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/25/01                  400         $  3.50             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/26/01                1,500         $3.4739             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/27/01                  650         $3.7500             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/28/01                  130         $3.9000             Open market
     ---------------------------------------------------------------------------------------------------------
                            10/26/01                 230         $4.4500             Open market
     ---------------------------------------------------------------------------------------------------------
                            10/29/01                 475         $4.4910             Open market
     ---------------------------------------------------------------------------------------------------------
     Saslow                 9/19/01                  200         $4.0200             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/20/01                  400         $3.8888             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/24/01                  200         $3.4685             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/25/01                   50         $  3.50             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/26/01                  225         $3.4739             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/27/01                  100         $3.7500             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/28/01                   20         $3.9000             Open market
     ---------------------------------------------------------------------------------------------------------
                            10/26/01                  35         $4.4500             Open market
     ---------------------------------------------------------------------------------------------------------
                            10/29/01                  75         $4.4910             Open market
     ---------------------------------------------------------------------------------------------------------
     Tyagi                  9/19/01                  500         $4.0200             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/20/01                1,000         $3.8888             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/24/01                  500         $3.4685             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/25/01                  150           $3.50             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/26/01                  575         $3.4739             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/27/01                  250         $3.7500             Open market
     ---------------------------------------------------------------------------------------------------------
                            9/28/01                   50         $3.9000             Open market
     ---------------------------------------------------------------------------------------------------------
                            10/26/01                  90         $4.4500             Open market
     ---------------------------------------------------------------------------------------------------------
                            10/29/01                 185         $4.4910             Open market
     ---------------------------------------------------------------------------------------------------------


ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is supplemented as follows:

Sorensen holds stock options granted under the Issuer's Long Term Incentive Plan and Non-Statutory Stock Option Plan. Sorensen currently holds vested options to purchase 14,400 shares of Common Stock. Sorensen holds unvested options to purchase 76,600 shares of Common Stock of which options to purchase 6,000 shares of Common Stock will vest within 60 days of the date hereof.


ITEM 7 - MATERIALS TO BE FILED AS EXHIBITS

Item 7 is amended as follows:

Exhibit N                    Amended and Restated Joint Filing Undertaking

-------------------------------------           --------------------------------
CUSIP No.  868146101                                       Page 14 of 14 Pages
-------------------------------------           --------------------------------


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2001

                /s/ Ronald V. Aprahamian                                    /s/ Richard D. Helppie, Jr.
--------------------------------------------------------     ---------------------------------------------------------
                       Signature                                                     Signature

             Ronald V. Aprahamian, Chairman                          Richard D. Helppie, Jr., CEO and Director
--------------------------------------------------------     ---------------------------------------------------------
                       Name/Title                                                   Name/Title


                /s/ George S. Huntzinger                                      /s/ Charles O. Bracken
--------------------------------------------------------     ---------------------------------------------------------
                       Signature                                                     Signature

        George S. Huntzinger, President and COO                     Charles O. Bracken, Executive Vice President
--------------------------------------------------------                           and Director
                       Name/Title                            ---------------------------------------------------------
                                                                                    Name/Title

                  /s/ Steven H. Smith                                          /s /Richard P. Saslow
--------------------------------------------------------     ---------------------------------------------------------
                       Signature                                                     Signature

                                                              Richard P. Saslow, Director, Vice President and General
                    Steven H. Smith                                                   Counsel
--------------------------------------------------------     ---------------------------------------------------------
                       Name/Title                                                   Name/Title

                  /s/ Satish K. Tyagi                                         /s/ Richard R. Sorensen
--------------------------------------------------------     ---------------------------------------------------------
                       Signature                                                     Signature

               Satish K. Tyagi, Director                            Richard R. Sorensen, Chief Financial Officer
--------------------------------------------------------     --------------------------------------------------------
                       Name/Title                                                   Name/Title

           EXHIBIT N - AMENDED AND RESTATED JOINT FILING UNDERTAKING

The undersigned hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule jointly on behalf of each such party.

Date:    November 19, 2001

/s/ Ronald V. Aprahamian               /s/ Richard S. Helppie, Jr.
----------------------------------     ---------------------------------------
Ronald V. Aprahamian                   Richard D. Helppie, Jr.

/s/ George S. Huntzinger               /s/ Charles O. Bracken
----------------------------------     ---------------------------------------
George S. Huntzinger                   Charles O. Bracken

/s/ Steven H. Smith                    /s/ Richard P. Saslow
----------------------------------     ---------------------------------------
Steven H. Smith                        Richard P. Saslow

/s/ Satish K. Tyagi                    /s/ Richard R. Sorensen
----------------------------------     ---------------------------------------
Satish K. Tyagi                        Richard R. Sorensen